FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of June, 2004

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

          15-5, Minami-Aoyama 1-Chome, Minato-ku, Tokyo 107-8544, Japan
          -------------------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                Ricoh Company, Ltd.
                                                ------------------------------
                                                (Registrant)

                                                By:  /S/  Etsuo Kobayashi
                                                ------------------------------
                                                Etsuo Kobayashi
                                                Executive Vice President
                                                General Manager of
                                                 Personnel Division

June 7, 2004


--------------------------------------------------------------------------------

(TRANSLATION)

                                                                    June 4, 2004

                                    NOTICE OF
                 104th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder,

The Company would hereby like to inform you that the 104th ordinary general meeting of shareholders will be held as follows, and would be grateful if you could attend the meeting.

Those who will not be able to attend the meeting on the day are kindly requested to consider appended "Reference Material for Exercising Voting Rights" and indicate on the voting form enclosed herewith your approval or disapproval of the matters to be resolved, and return the form bearing your registered seal or signature to us. Your voting right can also be exercised via the Internet (http://www.web54.net). Please submit your voting right no later than Thursday, June 24, 2004.

                                                Yours faithfully,
                                                Masamitsu Sakurai, President
                                                Ricoh Company, Ltd.
                                                1-3-6 Nakamagome, Ohta-ku, Tokyo

1. DATE AND TIME:        Friday, June 25, 2004, from 10:00 a.m.
2. VENUE:                Ricoh's registered head office:
                         1-3-6 Nakamagome, Ohta-ku, Tokyo
3. MEETING AGENDA:
ITEM TO BE REPORTED      The Balance Sheets as of March 31, 2004, the Statements
                         of Income and the Business Report for the fiscal year ended March 31, 2004 (April 1, 2003 to March 31, 2004).

ITEMS TO BE RESOLVED
        Agenda 1:        Approval of the proposed appropriation of retained
                         earnings for the fiscal year
        Agenda 2:        Partial amendment to the Articles of Incorporation
                         Please see appended "Reference Material for Exercising
                         Voting Rights" (page 26)
        Agenda 3:        Election of fourteen (14) directors
        Agenda 4:        Election of three (3) corporate auditors
        Agenda 5:        Granting of retirement allowances to retiring directors


--------------------------------------------------------------------------------
Shareholders are requested to fill out and submit the appended voting form at the reception desk on the above-mentioned date.

* This English translation is an abridged version of the original notice in Japanese. In the event of any discrepancy, the Japanese version shall prevail.

Reference Documents Attached to Notice of 104/th/ Ordinary General Meeting of Shareholders

                                 BUSINESS REPORT
                       (APRIL 1, 2003, TO MARCH 31, 2004)

1. OPERATING CONDITIONS

(1) OPERATING PROGRESS AND RESULTS

(a) Overview

In the fiscal year ended March 31, 2004, the Japanese economy showed some positive signs of recovery, such as an improvement in corporate earnings and a steady increase in capital investment. In the U.S., economic recovery was seen in the latter half of the period, driven by the expansion of consumer spending and capital investment due to tax cuts and other factors, while the European economy was generally stagnant. Chinese economy maintained high growth rate driven by expanding domestic consumer spending and increased exports.

      Under such circumstances, the Ricoh Group proactively proceeds with business activities based on the "14/th/ Medium-term Management Plan", established for the period from April 2002 through March 2005.

      In the office equipment business, one of the Ricoh Group's core segment, the Company has been pursuing the "transition from mere manufacturing and marketing of such equipment as copiers and printers to the solution business to support the customers' business improvement and business innovation through the supply of equipment".

      We foresee that the customers' requirements to improve and innovate their business will further proliferate. Concurrently, with installation of digital networks further prevailing and customer needs for larger volumes of electronic and color processing of information ever increasing, it will become important issue for the customers to efficiently and effectively manage the input/output, storage and retrieval of TDV (total document volume), comprising of not only copying but also printing functions.

      Having recognized this trend, we have set the main strategy for the 14/th/ Medium-term Management Plan as "the expansion of our revenue base by meeting customer needs for TDV". The key elements of the strategy and respective aims are as follows.

(i)   B to C (Black and white to Color) Transition:
      To provide a full line of color products, which are comparable to monochrome models in machine price and are made of space-saving design, and which not only satisfy the customers' needs for replacing monochrome machines but also create new demand for color machines.

(ii)  Increasing sales of high-speed machines:
      To provide high-speed machines which are competitive in terms of unit price, maintenance cost and reliability, thereby satisfying the customer needs for effective output capability.

(iii) Providing full printing solutions:
      To offer best combination of copiers and printers to satisfy the customer needs to further reduce their costs.

     The results attained in the fiscal period under review based on these basic strategies are as follows.

     Responding to the B to C Transition, we launched new models of color multi-feature machines and color laser printers one after another to reinforce the product line-up. As a result, we could largely increase the market share in the U.S. and Europe. Also, we started the marketing of new color inkjet printer IPSiO G707/G505, incorporating GELJET technology exclusively developed by Ricoh, in an attempt to create a market for business-use ink-jet printers.

     As a result of our efforts to increase sales of high-speed machines, high-speed digital multi-function machines continued to do very well in both the domestic and overseas markets to establish our steady position in the market.

     In the printing solutions sector, we are steadily increasing the sales to major customers, who are doing business on a global scale, especially in the U.S. and European markets due to our proposition for minimizing total expenses through optimal combination of copiers and printers as well as our worldwide service and support networks.

     With respect to the technical strategy, we are striving for the reinforcement of technical capabilities aiming to become the "world's No.1 product-engineering company" capable of supplying competitive products and services. In particular, we are concentrating our efforts on such technical areas as: the development of next-generation high-speed color image processing equipment; development of system engineering to enable easy inter-connection and operation of various types of office equipment, and; the development of highly sustainable products.

     As one achievement of these efforts, we launched the imagio Neo 752/602 Series high-speed digital multi-function machines, which boast both high "operability" and low "energy consumption" and embody environment friendliness without sacrificing high productivity essential to high-speed machines.

     Meanwhile, as a part of our efforts to enhance corporate governance, we established Ricoh Group CSR (Corporate Social Responsibility) Charter and Ricoh Group Code of Conduct in order to renew our awareness for the importance of recognizing and observing the respective laws and regulations of each respective nation, international laws and the spirit thereof, so as to take socially sensible and responsible courses of action.

     With respect to the disclosure of corporate information, we enforced an internal rule regarding the process for gathering, producing, reporting and disclosing information. For the implementation of the rule, we established the Disclosure Committee to ensure the strict, timely and complete disclosure of corporate information.

     In the fiscal year under review, net sales increased to Yen 876.3 billion, up 2.5% from the previous fiscal year. Operating income fell to Yen 62.1 billion, down 13.5% from the previous fiscal year due to increased selling, general and administrative expenses (such as research and development costs) with ordinary income dropping to Yen 62.5 billion, down 9.3% from the previous fiscal year. Net income in the fiscal year rose to Yen 58.5 billion, up 36.6% from the previous fiscal year as we booked an extraordinary profit associated with the return of substitute portion of Employees' Pension Fund to the government, etc.

(b) Segment performance

    Sales by category


                                                                                       (Billions of yen)
----------------------------------------------------------------------------------------------------------
                 Category                              Sales         Percentage of total      Change (%)
----------------------------------------------------------------------------------------------------------
     Imaging Solutions                                 470.9                 53.7                 -0.8
----------------------------------------------------------------------------------------------------------
     Network Input/Output Systems                      259.4                 29.6                  9.2
----------------------------------------------------------------------------------------------------------
     Network System Solutions                           91.6                 10.5                  2.2
----------------------------------------------------------------------------------------------------------
             Office Equipment Total                    822.0                 93.8                  2.5
----------------------------------------------------------------------------------------------------------
Other Businesses                                        54.3                  6.2                  3.1
----------------------------------------------------------------------------------------------------------
                   Total                               876.3                100.0                  2.5
----------------------------------------------------------------------------------------------------------
Domestic                                               486.1                 55.5                  0.4
----------------------------------------------------------------------------------------------------------
Exports                                                390.1                 44.5                  5.2
----------------------------------------------------------------------------------------------------------

(2) PLANT AND EQUIPMENT INVESTMENT

In the fiscal year under review, we invested a total of Yen 24.3 billion in plant and equipment, mainly comprising of the following.

(a) Major equipment and facility expansions completed during the fiscal year:
    Electronic components plant (Yashiro Plant)
    Related supplies plant (Numazu Plant)
    Logistics center facilities (Gotenba Plant and Numazu Plant)

(b) Major equipment and facility expansions in progress in the fiscal year:
    Electronic components plant (Yashiro Plant)
    Related supplies plant (Numazu Plant)
    Logistics center facilities (Gotenba Plant and Numazu Plant)

(3) FUNDING

During the fiscal year under review, Ricoh did not seek increased capitalization or financing through any corporate bond or other issues.

(4) TRANSITION OF OPERATING RESULT


                                                      (Billions of yen; except for net income per share)
-----------------------------------------------------------------------------------------------------------
           Items             Fiscal year ended  Fiscal year ended   Fiscal year ended   Fiscal year ended
                                March 31, 2001     March 31, 2002      March 31, 2003      March 31, 2004
-----------------------------------------------------------------------------------------------------------
Net sales                                855.4              860.1               855.0               876.3
-----------------------------------------------------------------------------------------------------------
Ordinary income                           65.9               67.6                68.8                62.5
-----------------------------------------------------------------------------------------------------------
Net income                                34.4               40.0                42.8                58.5
-----------------------------------------------------------------------------------------------------------
Net income per share (yen)               49.67              57.42               58.75               79.18
-----------------------------------------------------------------------------------------------------------
Total assets                             824.1              908.0               933.3               937.3
-----------------------------------------------------------------------------------------------------------
Shareholders' equity                     489.1              553.6               596.6               642.4
-----------------------------------------------------------------------------------------------------------

Notes:

1. Net income per share is based on the average number of shares of outstanding common stock during the fiscal year.
2. Since fiscal year ended March 2002, net income per share has been calculated after deducting the number of shares of treasury stock from the average number of shares of outstanding common stock.
3. Since fiscal year ended March 2003, the Company has been applying "Accounting Standards for Net Income per Share" (Corporate Accounting Standard No.2) and "Policies Applied to Accounting Standards Related to Net Income per Share" (Corporate Accounting Standard Application Policy No.4) in the calculation of net income per share.

2.   CORPORATE PROFILE (as of March 31, 2004)

(1)  PRINCIPAL SALES OFFICES AND PLANTS

(a)  Head office: 1-3-6, Nakamagome, Ohta-ku, Tokyo

(b)  Sales offices

--------------------------------------------------------------------------------
                 Name                                   Location
--------------------------------------------------------------------------------
Principal Executive Office Headquarters  Minato-ku, Tokyo
--------------------------------------------------------------------------------
Ginza Office                             Chuo-ku, Tokyo
--------------------------------------------------------------------------------
Shinyokohama Office                      Yokohama, Kanagawa
--------------------------------------------------------------------------------
Sapporo Branch                           Sapporo, Hokkaido
--------------------------------------------------------------------------------
Sendai Branch                            Sendai, Miyagi
--------------------------------------------------------------------------------
Kanto Branch                             Chuo-ku, Tokyo
--------------------------------------------------------------------------------
Tokyo Branch                             Chuo-ku, Tokyo
--------------------------------------------------------------------------------
Nagoya Branch                            Nagoya, Aichi
--------------------------------------------------------------------------------
Osaka Branch                             Osaka, Osaka
--------------------------------------------------------------------------------
Hiroshima Branch                         Hiroshima, Hiroshima
--------------------------------------------------------------------------------
Fukuoka Branch                           Fukuoka, Fukuoka
--------------------------------------------------------------------------------

(c)  Laboratories and plants

--------------------------------------------------------------------------------
                 Name                                   Location
--------------------------------------------------------------------------------
Research and Development Center          Yokohama, Kanagawa
--------------------------------------------------------------------------------
Software Research Center                 Bunkyo-ku, Tokyo
--------------------------------------------------------------------------------
Applied Electronics Institute            Natori, Miyagi
--------------------------------------------------------------------------------
Ohmori Office                            Ohta-ku, Tokyo
--------------------------------------------------------------------------------
Ohmori Office 2                          Ohta-ku, Tokyo
--------------------------------------------------------------------------------
Atsugi Plant                             Atsugi, Kanagawa
--------------------------------------------------------------------------------
Hatano Plant                             Hatano, Kanagawa
--------------------------------------------------------------------------------
Gotemba Plant                            Gotemba, Shizuoka
--------------------------------------------------------------------------------
Numazu Plant                             Numazu, Shizuoka
--------------------------------------------------------------------------------
Fukui Plant                              Sakai-gun, Fukui
--------------------------------------------------------------------------------
Ikeda Plant                              Ikeda, Osaka
--------------------------------------------------------------------------------
Yashiro Plant                            Kato-gun, Hyogo
--------------------------------------------------------------------------------

(2) SHAREHOLDERS' EQUITY

(a) Total number of shares

         Authorized:                   993,000,000
         Issued:                       744,912,078
(b) Number of shareholders at year-end:     45,167

(c) Major shareholders

------------------------------------------------------------------------------------------------------------
                     Name                         The shareholders' stake in    The Company's stake in the
                                                         the Company                   shareholders
------------------------------------------------------------------------------------------------------------
                                                 Thousands of    Percentage     Thousands of    Percentage
                                                    shares        of voting        shares       of voting
                                                                   rights                         rights
------------------------------------------------------------------------------------------------------------
Master Trust Bank of Japan, Ltd. (Trust                 85,575        11.68           -             -
Account)
------------------------------------------------------------------------------------------------------------
Japan Trustee Services Bank, Ltd. (Trust                73,282        10.00           -             -
account)
------------------------------------------------------------------------------------------------------------
Nippon Life Insurance Company                           31,709         4.33           -             -
------------------------------------------------------------------------------------------------------------
The Chase Manhattan Bank N.A. London                    26,952         3.68           -             -
------------------------------------------------------------------------------------------------------------
UFJ Bank Ltd.                                           24,413         3.33           -             -
------------------------------------------------------------------------------------------------------------
The Chase Manhattan Bank N.A. London S.L.               20,134         2.74           -             -
Omnibus Account
------------------------------------------------------------------------------------------------------------
State Street Bank and Trust Company                     19,118         2.61           -             -
------------------------------------------------------------------------------------------------------------
Nipponkoa Insurance Co., Ltd.                           19,015         2.59          55            0.01
------------------------------------------------------------------------------------------------------------
The Bank of Tokyo-Mitsubishi, Ltd.                      16,028         2.18           -             -
------------------------------------------------------------------------------------------------------------
The New Technology Development Foundation               15,636         2.13           -             -
------------------------------------------------------------------------------------------------------------

Note:

In addition to the above, stakes in the Company include 1,000,000 shares (0.13%) that Nipponkoa Insurance Co., Ltd. owns and has entrusted with Master Trust Bank of Japan, Ltd. These shares are registered in the name of Masters Trust Bank of Japan, Ltd. as the owner, but Nipponkoa Insurance Co., Ltd. reserves the right to instruct on exercising voting rights on these shares.

(d) Acquisition, disposal and ownership of shares of treasury stock

    (i)   Treasury stocks acquired:
          Number of shares of common stock                  5,960,150 shares
          Total acquisition cost                          Yen 11,823 million

    (ii)  Treasury stocks disposed of:
          Number of treasury shares of common stock         2,246,406 shares
          Total gain through the disposition               Yen 4,277 million

    (iii) Number of treasury stocks at year-end:
          Number of treasury shares of common stock         6,017,187 shares

(3) EMPLOYEES

-------------------------------------------------------------------------------------------------------
        Gender             Number of            Change from                         Average length of
                           employees        previous fiscal year   Average age           service
-------------------------------------------------------------------------------------------------------
Male                          9,971               -458                41.5                17.6
-------------------------------------------------------------------------------------------------------
Female                        1,593                -63                34.1                12.6
-------------------------------------------------------------------------------------------------------
        Total                11,564               -521                40.5                16.9
-------------------------------------------------------------------------------------------------------

(4) DIRECTORS AND CORPORATE AUDITORS

------------------------------------------------------------------------------------------------------------
                           Position or principal duty                                         Name
------------------------------------------------------------------------------------------------------------
Chairman and                                                                       Hiroshi Hamada
Representative Director
------------------------------------------------------------------------------------------------------------
President and                                                                      Masamitsu Sakurai
Representative Director
------------------------------------------------------------------------------------------------------------
Deputy President and       Environment, Social Contribution, Public Relations      Haruo Kamimoto
Representative Director
------------------------------------------------------------------------------------------------------------
Deputy President and       Accounting, Personnel                                   Tatsuo Hirakawa
Representative Director
------------------------------------------------------------------------------------------------------------
Executive Managing         Corporate Planning, IR, Corporate Communications,       Koichi Endo
Director                   SCM Structural Reform, Information Technology and
                           Solutions
------------------------------------------------------------------------------------------------------------
Executive Managing         Domestic Marketing                                      Masayuki Matsumoto
Director
------------------------------------------------------------------------------------------------------------
Managing Director          CS and Quality, Production, Materials Procurement;      Makoto Hashimoto
                           General Manager of Management Quality Control
                           Division
------------------------------------------------------------------------------------------------------------
Managing Director          Overseas Marketing; General Manager of International    Katsumi Yoshida
                           Marketing Group
------------------------------------------------------------------------------------------------------------
Managing Director          Research And Development; General Manager of            Kiyoshi Sakai
                           Research and Development Division, Head of Group
                           Technology Planning Office
------------------------------------------------------------------------------------------------------------
Managing Director          Image System Business, Planning, Development and
                           Engineering of Image Systems; General Manager of        Shiro Kondoh
                           Image System Group
------------------------------------------------------------------------------------------------------------
Managing Director          Sales in Europe                                         Kazuo Togashi
------------------------------------------------------------------------------------------------------------
Managing Director          Domestic Marketing Planning; General Manager of         Kazunori Azuma
                           Marketing Group, Head of Solution Marketing Center
------------------------------------------------------------------------------------------------------------
Director                   Comprehensive Business Administration                   Josei Itoh
                           Director Chairman and Representative Director of
                           NIppon Life Insurance Company
------------------------------------------------------------------------------------------------------------
Director                   Information Communication Business and Technological    Nobuo Mii
                           Matters
                           Managing Partner of Ignite Group
------------------------------------------------------------------------------------------------------------
Corporate Auditor          (Full-time)                                             Hisaaki Koga
------------------------------------------------------------------------------------------------------------
Corporate Auditor          (Full-time)                                             Hideyuki Takamatsu
------------------------------------------------------------------------------------------------------------
Corporate Auditor          President of Matsuishi Law office                       Kenji Matsuishi
------------------------------------------------------------------------------------------------------------
Corporate Auditor          President and Representative Director of Sanai-oil      Takehiko Wada
                           Co., Ltd.
------------------------------------------------------------------------------------------------------------

Notes:

1.   Changes of directors took place in the fiscal year under review as follows:
     June 2003; Shiro Kondoh, Kazuo Togashi and Kazunori Azuma were appointed as managing directors. September 2003; Masami Takeiri retired from Executive Managing Director. March 2004; Naoto Shibata retired from Executive Managing Director.
2.   Directors Josei Itoh and Nobuo Mii are outside directors appointed under
     Article 188-2-7-2 of the Commercial Code.
3. Corporate Auditors Kenji Matsuishi and Takehiko Wada are outside corporate auditors as stipulated in Clause 1, Article 18 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki Kaisha.

(5) STATUS OF CONSOLIDATION

(a) Major Consolidated Subsidiaries

-----------------------------------------------------------------------------------------------------------
                                                        Percentage of
           Name                    Paid-in capital   total voting rights        Principal business
-----------------------------------------------------------------------------------------------------------
Tohoku Ricoh Co., Ltd.           2,272 million JPY            100.00      Manufacture of copiers and IT
                                                                                    equipment
-----------------------------------------------------------------------------------------------------------
Ricoh Elemex Corporation         3,456 million JPY             55.74      Manufacture of copiers and IT
                                                                                    equipment
-----------------------------------------------------------------------------------------------------------
NBS Ricoh Co., Ltd.                 50 million JPY            100.00       Marketing of office supplies
-----------------------------------------------------------------------------------------------------------
Tokyo Ricoh Co., Ltd.              418 million JPY            100.00       Marketing of copiers and IT
                                                                                    equipment
-----------------------------------------------------------------------------------------------------------
Osaka Ricoh Co., Ltd.              210 million JPY            100.00       Marketing of copiers and IT
                                                                                    equipment
-----------------------------------------------------------------------------------------------------------
                                                                          Marketing of IT equipment and
Ricoh Technosystems Co.,         1,000 million JPY            100.00      maintenance of copiers and IT
Ltd.                                                                                equipment
-----------------------------------------------------------------------------------------------------------
Ricoh Chubu Co., Ltd.              400 million JPY            100.00       Marketing of copiers and IT
                                                                                    equipment
-----------------------------------------------------------------------------------------------------------
Ricoh Kansai Co., Ltd.             700 million JPY            100.00       Marketing of copiers and IT
                                                                                    equipment
-----------------------------------------------------------------------------------------------------------
Ricoh Leasing Co., Ltd.          7,896 million JPY             51.11             General leasing
-----------------------------------------------------------------------------------------------------------
                                                                          Manufacture of copiers and IT
RICOH ASIA INDUSTRY                 27 million USD            100.00      equipment; and manufacture of
(SHENZHEN) LTD.                                                                  office supplies
-----------------------------------------------------------------------------------------------------------
RICOH ASIA INDUSTRY LTD.           180 million HKD             90.00       Marketing of copiers and IT
                                                                                    equipment
-----------------------------------------------------------------------------------------------------------
                                                                          Manufacture of copiers and IT
RICOH ELECTRONICS, INC.             27 million USD            100.00      equipment; and manufacture and
                                                                           marketing of office supplies
-----------------------------------------------------------------------------------------------------------
RICOH CORPORATION                  192 million USD            100.00       Marketing of copiers and IT
                                                                                    equipment
-----------------------------------------------------------------------------------------------------------
LANIER WORLDWIDE, INC.             256 million USD            100.00       Marketing of copiers and IT
                                                                                    equipment
-----------------------------------------------------------------------------------------------------------
RICOH EUROPE B.V.                   13 million EUR            100.00       Marketing of copiers and IT
                                                                                    equipment
-----------------------------------------------------------------------------------------------------------
RICOH FRANCE S.A.                    1 million EUR            100.00       Marketing of copiers and IT
                                                                                    equipment
-----------------------------------------------------------------------------------------------------------
NRG GROUP PLC                       49 million GBP            100.00       Marketing of copiers and IT
                                                                                    equipment
-----------------------------------------------------------------------------------------------------------

Note: The respective percentages of total voting rights for Ricoh Elemex Corporation, Osaka Ricoh Co., Ltd., Ricoh Leasing Co., Ltd., Ricoh Asia Industry (Shenzhen) Ltd., Ricoh Electronics, Inc., and Lanier Worldwide, Inc., include voting rights of those shares held by subsidiaries.

(b) Consolidations

Tohoku Ricoh Co., Ltd. became a wholly owned subsidiary on April 1, 2003, through a stock for stock exchange.

(c) Results of consolidation

In the fiscal year under review, Ricoh Group has 321 consolidated subsidiaries and 60 affiliates accounted for under the equity method. Results of consolidation were as follows.

                                                       (Billions of yen; except for net income per share)
---------------------------------------------------------------------------------------------------------
          Items             Fiscal year ended   Fiscal year ended   Fiscal year ended   Fiscal year ended
                              March 31, 2001      March 31, 2002      March 31, 2003      March 31, 2004
---------------------------------------------------------------------------------------------------------
Net sales                           1,538.2             1,672.3             1,738.3             1,780.2
 (Overseas)                          (607.8)             (769.6)             (842.3)             (866.1)
---------------------------------------------------------------------------------------------------------
Income before income                   97.7               113.9               123.4               143.0
taxes
---------------------------------------------------------------------------------------------------------
Net income                             53.2                61.6                72.5                91.7
---------------------------------------------------------------------------------------------------------
Net income per share                  76.85               88.27               99.79              123.63
(yen)
---------------------------------------------------------------------------------------------------------
Total assets                        1,704.7             1,832.9             1,884.9             1,852.7
---------------------------------------------------------------------------------------------------------
Total shareholders'                   556.7               633.0               657.5               795.1
investment
---------------------------------------------------------------------------------------------------------

Notes:

1. The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).
2. Net income per share is based on the average number of shares of common stock during the period under review.


3. ISSUES TO BE RESOLVED

While the economic fundamentals in Japan and the U.S. have been showing an upturn since the latter half of the previous year, the economic prospects are still unclear because of the concerns regarding the on-going appreciation of the yen and the sensitive global situation, such as the destabilization of Middle East. In addition, the business climate is also uneasy as the competition in the field of colorization of documents and digitization of networks is increasingly intensifying.

     It is of utmost importance to enhance our corporate competitiveness through the "creation of new value for the customers" and in "highly efficient corporate management" for Ricoh Group to achieve growth and expansion in such business environment.

     In order to realize our aim to be the "world's No.1 product-engineering company", it is essential to be a creator of new customer value by identifying new needs of the customers and providing superior value ahead of our peers. With such vision in mind, we shall strive harder than ever before to implement the CS (customer satisfaction) Operation by proactively creating new value and enhancing our technical capabilities by imbuing our products and services with such value.

     Furthermore, as the value we seek to provide to the customers, we intend to realize "Simplify Knowledge Creation", "Harmonize with the Environment" and "Think Solutions That Fit". In other words, we shall make further efforts: to support the knowledge creation activities of the customers and provide them with the technical environment for knowledge creation; to supply products and services which will enable the customers to contribute to protect the environment; and to improve user-friendliness for optimal utilization of our products and services.

     Moreover, we continue to enhance the efficiency of the Ricoh Group through ongoing streamlining of processes in every business area, thereby increasing overall efficiency of corporate operations. We intend to further improve profitability through this increased operational efficiency and proactively allocate the created surplus to future growth.

     Acquisition of the shares of Hitachi Printing Solutions Co., Ltd., of which basic agreement was reached at the end of March 2004, will also be implemented with utmost effort in order to reinforce and expand our printer business.


4. SUBSEQUENT EVENTS

There were no significant subsequent events.

BALANCE SHEETS (NON-CONSOLIDATED)


                                                            Millions of yen
                                                 ---------------------------------
                                                            As of March 31,
                                                 ---------------------------------
                                                      2004               2003
                                                 --------------    ---------------
ASSETS
Current Assets:
   Cash on hand and in banks                             14,687             8,951
   Notes receivable -- trade                              7,345             6,287
   Accounts receivable -- trade                         209,588           170,349
   Marketable securities                                211,045           132,096
   Finished goods                                        24,043            20,711
   Raw materials                                          2,934             3,397
   Work-in-process                                        6,286             5,572
   Supplies                                               6,448             5,680
   Short-term loans receivable                           27,213             3,323
   Deferred tax assets                                   17,415            19,417
   Accounts receivable -- other                          14,551           119,481
   Other current assets                                   4,393             3,934
   Allowance for doubtful accounts                       -1,965            -1,049
         Total current assets                           543,987           498,155

Fixed Assets:
   Tangible fixed assets:
      Buildings                                          41,503            41,408
      Structures                                          1,752             1,797
      Machinery and equipment                            18,619            18,914
      Vehicles                                               15                17
      Tools                                              19,044            17,898
      Land                                               26,023            24,478
      Construction in process                             3,570             2,669
         Total tangible fixed assets                    110,528           107,183

   Intangible assets
      Leasehold right and others                          9,296             9,438
      Software                                           17,597            11,907
         Total intangible fixed assets                   26,893            21,346

Investments and Other Assets:
   Investment securities                                 26,083            76,143
   Affiliates' securities                               131,715           126,622
   Investment in affiliates                              19,014            18,158
   Long-term loans receivable                            61,669            55,482
   Deferred tax assets                                   10,913            23,721
   Lease deposit                                          5,930             5,709
   Other investments                                      3,399             3,595
   Allowance for doubtful accounts                       -2,824            -2,777
       Total investments and other assets               255,901           306,655
           Total fixed assets                           393,323           435,186
                                                 --------------    ---------------
                           TOTAL ASSETS                 937,310           933,341
                                                 ==============    ===============


                                                                      Millions of yen
                                                           ----------------------------------
                                                                      As of March 31,
                                                           ----------------------------------
                                                                 2004                 2003
                                                           ---------------   ----------------
LIABITITIES
Current Liabilities:
   Notes payable -- trade                                           4,156             6,822
   Accounts payable -- trade                                       99,181           100,348
   Accounts payable -- other                                       13,674             7,791
   Accrued expenses                                                43,805            44,789
   Accrued corporate tax and others                                 6,146            19,375
   Accrued bonuses                                                 13,873            15,838
   Warranty reserve                                                   330               202
   Other current liabilities                                        5,958             6,090
      Total current liabilities                                   187,125           201,259

Fixed Liabilities:
   Bonds                                                          100,000           100,000
   Long-term accounts payable -- other                              6,445                 -
   Retirement benefit obligation                                      341            34,507
   Reserve for directors' retirement allowances                       982               879
   Total long-term liabilities                                    107,769           135,387
                                                           ---------------   ----------------
      Total Liabilities                                           294,895           336,646
                                                           ---------------   ----------------

SHAREHOLDERS' EQUITY
Common Stock                                                      135,364           135,364
Capital Surplus:
   Additional paid-in capital                                     179,522           176,131
   Other capital surplus                                                0                 -
      Total capital surplus                                       179,522           176,131
Retained Earnings:
   Legal reserve                                                   14,955            14,955
   Reserve for deferral of capital gain on property                   600               613
   Reserve for special depreciation                                   499               486
   Reserve for warranty on computer programs                          304               255
   Reserve for social promotion                                       110               119
   General reserve                                                260,350           241,350
   Unappropriated retained earnings                                58,478            30,248
      Total retained earnings                                     335,298           288,027
Unrealized holding gains on securities                              4,161             1,556
Treasury stock                                                    -11,932            -4,386
      Total Shareholders' Equity                                  642,415           596,694
                                                           ---------------   ----------------
            TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY            937,310           933,341
                                                           ===============   ================

STATEMENTS OF INCOME (NON-CONSOLIDATED)


                                                                                Millions of yen
                                                                     -----------------------------------
                                                                          For the year ended March 31,
                                                                     -----------------------------------
                                                                          2004                 2003
                                                                     --------------        -------------
Ordinary Income and Loss
Operating income and expenses
   Operating income:
       Net sales                                                            876,366              855,024
   Operating expenses:
       Cost of sales                                                        600,991              584,539
       Selling, general and administrative expenses                         213,213              198,628
          Total operating expenses                                          814,204              783,167
Operating income                                                             62,161               71,856
Non-operating income and expenses
   Non-operating income:
       Interest and dividends income                                          6,131                7,251
       Other income                                                           3,633                4,110
          Total non-operating income                                          9,765               11,361
   Non-operating expenses:
       Interest expenses                                                      1,475                1,527
       Other expenses                                                         7,938               12,792
          Total non-operating expenses                                        9,414               14,319
Ordinary income                                                              62,513               68,898

Extraordinary Income and Loss
   Extraordinary income:
       Gain on exemption from the obligation for benefits related
       to substitutional portion of Employees' Pension Fund                  26,949                    -
       Gain on transfer of securities to an employee retirement
       benefit trust                                                          2,691                    -
       Gains on sales of shares of a subsidiary                                 572                    -
       Gains on settlement of qualified pension plan                              6                    -
          Total extraordinary income                                         30,219                    -

Income before income taxes                                                   92,732               68,898
Provision for income taxes                                                   21,100               33,880
Corporate and other tax adjustments                                          13,037               -7,862
Net income                                                                   58,595               42,880
Retained earnings at beginning of year                                        5,736                5,703
Reversal of reserve for social contribution                                      89                   81
Retirement of treasury stocks                                                     -               13,328
Interim cash dividends                                                        5,943                5,088
                                                                     --------------        -------------
        UNAPPROPRIATED RETAINED EARNINGS AT END OF YEAR                      58,478               30,248
                                                                     ==============        =============

                                      -13-

I. SIGNIFICANT ACCOUNTING POLICIES

1. VALUATION METHOD FOR SECURITIES

(1) Stocks of subsidiaries and affiliates
    Securities of subsidiaries and affiliates are stated at moving average cost.

(2) Other securities
    Marketable securities:     Marketable securities are marked to market based
                               on the market price at the end of the term and other factors (accounting for all valuation differences with the full capital injection method; the cost of securities sold is valued at moving average cost).
   Non-marketable securities:  Non-marketable securities are stated at cost based on the moving average method.

2. VALUATION METHOD FOR INVENTORIES

Inventories are stated at the lower of average cost or market.

3. VALUATION STANDARDS AND METHODS FOR DERIVATIVES

Derivatives are stated at market value.

4. DEPRECIATION AND AMORTIZATION

(1) Tangible fixed assets:
    Depreciation of tangible fixed assets is computed principally by using the declining-balance method. Buildings (excluding fixtures) acquired after April 1, 1998, are depreciated using the straight-line method. The depreciation periods are basically as follows:
          Buildings: 5-50 years
          Machinery and equipment: 2-12 years

(2) Intangible assets:
    Amortization of intangible assets is computed by using the straight-line method.
    With software for sale in the market, however, the Company records the larger of a amortization based on projected sales profits or a uniform amortization based on a projected effective sales period for the balance. The initially projected effective sales term is three years. With software for internal use, the Company uses straight-line method based on a usable period of five years.

5. BASIS FOR PROVISION OF RESERVES

(1) Allowance for doubtful accounts:
    The allowance for doubtful accounts is provided to cover possible losses from bad debts and represents possible individual doubtful accounts based on historical default rate and the potential for irrecoverability.

(2) Reserve for accrued bonuses:
    The reserve for accrued bonuses is provided by estimating the amount of bonuses payable to employees for the current fiscal year under our corporate rules for calculating such bonus payment.

(3) Warranty reserve:
    To cover product after-sales service expenses, the Company calculates the product warranty reserve based on projected service costs during warrantee terms.

(4) Accrued pension and severance costs:
    To cover projected employee benefits, the Company records the estimated obligations at the end of the current fiscal year based on projected year-end benefit obligations and plan assets. Amortization of actuarial gains or losses is computed by the straight-line method over the averaged remaining employment term (15 years). Amortization of prior service cost is computed by the straight-line method over the averaged remaining employment term (15 years).
    (Additional Information)
    On January 1, 2004, the Company obtained an approval from the Minister of Health, Welfare and Labor for the return of the past substitute portion of Employees' Pension Fund in accordance with the enforcement of Defined-benefit Corporate Pension Law, and made the reimbursement of the minimum responsible reserve to the government. The amount of profit/loss in the fiscal year being affected by this operation is Yen 26,949 million, which is booked as an extraordinary profit. In accordance with the Defined-benefit Corporate Pension Law coming into force, the Company made transitions of the lump-sum retirement payment plan and the qualified retirement pension system to the defined contribution plan and the retirement benefit prepayment system, respectively, and adopted "Accounting Process Regarding Transition of Retirement Benefit System" (Corporate Accounting Standard Application Policy No.1). The effects of this operation were Yen 6 million booked as an extraordinary profit.

(5) Reserve for directors' retirement allowances:
    Ricoh calculates the necessary amounts of directors retirement allowances based on internal rules at year-end, in compliance with the provisions in
    Article 43 of the Commercial Code Enforcement Regulation.

6. CONSUMPTION TAXES

Consumption taxes are excluded from revenues and expenses.

7. LEASING

Finance leases for which ownership does not transfer to leasees are accounted for as operating leases.

8. HEDGE ACCOUNTING

(1) Hedge accounting methods:
    Ricoh accounts for hedges at market value. With currency swaps, however, the Company hedges by assigning transactions that meet assignment requirements.

(2) Hedge instruments and targets:
    There is no hedging instrument or hedging target at the end of current fiscal year.

(3) Hedging policies:
    In keeping with its internal Market Risk Management Rules, Ricoh uses derivatives to manage the exposure of its assets and liabilities to market fluctuations.

(4) Hedge effectiveness:
    Ricoh assesses the effectiveness of hedges by analyzing the ratios of the total market fluctuations of hedged targets and instruments.

9. From the fiscal year under review, the financial statements are prepared in accordance with the Revised Commercial Code Enforcement Regulation as specified by "Ministerial Ordinance for the Revised Commercial Code Enforcement Regulation" (Ministry of Justice Ordinance No.68 of September 22, 2003).


II. NOTES TO BALANCE SHEETS                                                                      (Millions of yen)

1. Short-term receivable due from subsidiaries                                                        Yen 215,199
   Long-term receivable due from subsidiaries                                                          Yen 62,007
2. Short-term payable due to subsidiaries                                                              Yen 46,657
3. Accumulated depreciation on tangible fixed assets                                                  Yen 327,967
4. Guarantee obligation                                                                                   Yen 512
5. Trade notes receivable discounted with banks                                                            Yen 27
6. Shares of common stock issued and outstanding at year-end                                   744,912,078 shares
   Shares of treasury stock held at year-end                                                     6,017,187 shares
7. In addition to the fixed assets stated in the balance sheet, the Company uses computer and electronic component manufacturing facilities under lease agreements.
8. Increase in net assets by applying current value to the net assets pursuant
   to Article 124-3 of the Commercial Code Enforcement Regulation.                                      Yen 4,161
9. The amounts less than one million yen have been omitted.

III. NOTES TO STATEMENTS OF INCOME                              (Millions of yen; except for net income per share)

1. Sales to subsidiaries                                                                              Yen 740,976
2. Purchases from subsidiaries                                                                        Yen 281,669
3. Non-operating transactions with subsidiaries:                                                      Yen 305,030
         Transfer of assets                                                                           Yen 146,453
         Transfer of liabilities                                                                      Yen 147,788
         Others                                                                                        Yen 10,789
4. Net income per share (yen)                                                                           Yen 79.18
5. The amounts less than one million yen have been omitted.

PROPOSAL FOR APPROPRIATION OF UNAPPROPRIATED RETAINED EARNINGS


                                                                                  Yen
                                                            ------------------------------------------------
                                                                     For the year ended March 31,
                                                            ------------------------------------------------
                                                                     2004                      2003
                                                            ----------------------    ----------------------
Unappropriated retained earnings at end of year                     58,478,829,574            30,248,567,126

Reversal of reserve for deferral of capital gain on
property                                                                25,773,094                27,478,909

Reversal of reserve for special depreciation                           198,199,491               104,573,744

Reversal of reserve for warranty on computer programs
                                                                        85,900,776                91,806,833

Total                                                               58,788,702,935            30,472,426,612

To be appropriated as follows:

Cash dividends                                                       7,388,948,910             5,198,260,445
[per share]                                                                [10.00]                    [7.00]

Director bonuses                                                       178,800,000               183,400,000

Reserve for deferral of capital gain on property                                 -                14,137,521

Reserve for special depreciation                                       500,529,515               118,240,207

Reserve for warranty on computer programs                                        -               141,070,970

Reserve for social contribution                                         89,800,000                81,000,000

General reserve                                                     41,000,000,000            19,000,000,000

                                                            ----------------------    ----------------------
Retained earnings brought forward to the next fiscal year            9,630,624,510             5,736,317,469
                                                            ======================    ======================

Notes:

On December 1, 2003, the Company paid interim cash dividends of Yen 8.00 per share, totaling Yen 5,943,250,104.

English Translation of the Auditors' Report Originally Issued in Japanese
Language

                          INDEPENDENT AUDITORS' REPORT

                                                                  April 26, 2004

The Board of Directors
Ricoh Company, Limited

                                 KPMG AZSA & Co.
                                    Teruo Suzuki (seal), Representative Partner
                                    Certified Public Accountant
                                    Tetsuzo Hamajima (seal), Representative and Engagement Partner
                                    Certified Public Accountant
                                    Mikihiro Himeno (seal), Engagement Partner
                                    Certified Public Accountant

     We have audited the statutory report, that is the balance sheets, the statements of income, the business report (limited to accounting matters), and the proposal for appropriation of unappropriated retained earnings, and its supporting schedules (limited to accounting matters) of Ricoh Company Limited for the 104/th/ business year from April 1, 2003 to March 31, 2004 in accordance with Article 2 of the "Law for Special Exceptions to the Commercial Code Concerning Audits, etc. of Kabushiki Kaisha". With respect to the aforementioned business report and supporting schedules, our audit was limited to those matters derived from the accounting books and records of the Company and its subsidiaries. The statutory report and supporting schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as independent auditors.

     We conducted our audit in accordance with generally accepted auditing standards in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion. Our audit procedures also include those considered necessary for the Company's subsidiary.

     As a result of the audit, our opinion is as follows:

     (1) The balance sheet and the statement of income present fairly the financial position and the results of operations of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.

     (2) The business report (limited to accounting matters) presents fairly the status of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.

     (3) The proposal for appropriation of unappropriated retained earnings has been prepared in conformity with related laws and regulations and the Articles of Incorporation of the Company.

     (4) With respect to the supporting schedules (limited to accounting matters) there are no items to be noted that are not in conformity with the provisions of the Commercial Code.

     Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

English translation of the corporate auditor's report originally issued in Japanese

                           CORPORATE AUDITOR'S REPORT

                                                                  April 27, 2004

The Board of Corporate Auditors received each corporate auditor's report on audit methods and results concerning the execution of duties of each director for the business year from April 1, 2003 to March 31, 2004. Upon discussion, the board prepared this audit report as follows.

1. OUTLINE OF CORPORATE AUDITORS' AUDIT METHODS

Each of the corporate auditors, in accordance with the policy and work shares prescribed by the Board of Corporate Auditors, attended the meetings of the Board of Directors and other important meetings of the Company, received reports on business operations from the Directors, etc., inspected important written approvals, etc., inquired into the activities and assets of the head office and principal places of business and had the subsidiaries of the Company submit reports on their business operations whenever necessary. The board also received reports and briefings from the independent auditors, and examined the accounting documents and schedules of the Company.

   With respect to any transactions by the Directors, transaction between the Directors and the Company involving conflict of interests, the gratuitous provision of profits by the Company and any other transactions not customary in nature between the Company and its subsidiaries or shareholders, and acquisition and disposal of treasury stock, we, in addition to the above mentioned auditing, asked the Directors, etc. to submit reports, whenever necessary, and examined these transactions in detail.

2. AUDIT RESULTS

(1) We hereby state that the audit method and results of KPMG AZSA & Co., independent auditors, are appropriate.

(2) We hereby state that the business report fairly presents the Company's situation in accordance with the law and the Articles of Incorporation.

(3) There is no matter that should be specially indicated for the proposal for appropriation of unappropriated retained earnings, considering the state of Company's asset and other circumstances.

(4) Supporting schedules fairly present matters to be disclosed, and there is no item that should be indicated.

(5) There is no important fact that represents an unfair act, or violates the law or the Articles of Incorporation, with respect to the execution of directors' duties including those for the subsidiary.

Also, we found no violations of duties by directors with respect to the covenant not to compete for directors, conflicts of interest between directors and the Company, offering of the Company's profits for free, unordinary transactions with the Company's subsidiary or shareholders, acquisition and disposal of treasury stock, etc.

                          The Board of Corporate Auditors, Ricoh Company Limited Full-time corporate auditors: Hisaaki Koga (seal), Hideyuki Takamatsu (seal)
                Corporate auditors: Kenji Matsuishi (seal), Takehiko Wada (seal)

Note: Corporate auditors Kenji Matsuyoshi, Takehiko Wada are outside corporate auditors in accordance with Paragraph 1, Article 18 of the Law for Special Exceptions to the Commercial Code Concerning Audits, etc., of Kabushiki Kaisha.

(FOR REFERENCE)

                          CONSOLIDATED BUSINESS REPORT

CONSOLIDATED OPERATING RESULTS

ACHIEVING CONTINUOUS INCREASE IN CONSOLIDATED SALES FOR 10 YEARS AND CONSOLIDATED INCOME FOR 12 YEARS IN A ROW

The amount of consolidated net sales in the fiscal year was Yen 1,780.2 billion (up 2.4% from previous fiscal year) driven by increased sales of printing systems, especially color MFPs (multi-function printers), in both the domestic and overseas markets, thereby marking continuous increase of sales for 10 consecutive years.

   Consolidated operating income in the fiscal year was Yen 150.0 billion (up 12.2% from the previous fiscal year) owing to the expanded sale of high value-added products, especially color MFPs and the increase of income by continually implementing cost reductions, which exceeded the increase of strategic expenditures, such as research & development cost and costs of core IT system development as well as pension reserves.

   Consolidated income before income taxes was Yen 143.0 billion (up 15.9% from the previous fiscal year), as the interest paid was decreased due to the reduction of interest bearing debts and the non-operating income increased due to gains from the additional transfer of a portion of the securities held to the retirement benefit trust account in accordance with the reform of pension plans, etc.

   Furthermore, in accordance with the said additional transfer of securities to the retirement benefit trust, an accounting transaction was made to reflect the accumulated gains from the establishment of the trust fund made in the past to the income of the year under review.

   As a result of the above, consolidated net income of the fiscal year was Yen 91.7 billion, a 26.6% increase from the previous year, and we achieved a continuous increase of consolidated income for 12 years in a row as well as a continuous renewal of the record-high consolidated income for 10 years.

REINFORCING OUR FINANCIAL STRENGTH THROUGH THE REFORM OF THE PENSION PLAN

Due to the increase of consolidated net profit of the fiscal year and other favorable conditions, the free cash flow, which is the aggregated cash flow generated by operating and financing activities, increased by Yen 3.9 billion from the previous fiscal year to mark Yen 91.5 billion.

   Furthermore, as the result of reduced interest bearing debts through the efficient use of funds in Ricoh Group, the amount of interest bearing debts decreased by Yen 51.8 billion, compared with the previous year.

   In the fiscal year, we returned substitute portion of Employees' Pension Fund to the government and implemented the reform of the pension plan themselves, which resulted in the reduction of the retirement benefit obligations by Yen
125.5 billion. Concurrently, the loss of the adjustment account for pensions to be disbursed (listed under the assets) was decreased by Yen 74.2 billion. As the result, the return on equity increased by 8.0 percentage points from the previous fiscal year to 42.9%, thus further enhancing the financial strength of the Ricoh Group.

OPERATING RESULTS/FINANCIAL CONDITIONS (CONSOLIDATED BASIS)


                                                         (Billions of yen; except for net income per share)
------------------------------------------------------------------------------------------------------------
        Items             Fiscal year ended    Fiscal year ended    Fiscal year ended     Fiscal year ended
                             March 2001           March 2002           March 2003             March 2004
------------------------------------------------------------------------------------------------------------
Net sales                           1,538.2              1,672.3              1,738.3               1,780.2
(Overseas)                            607.8                769.6                842.3                 866.1
------------------------------------------------------------------------------------------------------------
Income before                          97.7                113.9                123.4                 143.0
income taxes
Net income                             53.2                 61.6                 72.5                  91.7
Net income per share                  76.85                88.27                99.79                123.63
(yen)
------------------------------------------------------------------------------------------------------------
Total assets                        1,704.7              1,832.9               188.49               1,852.7
Total shareholders'                   556.7                633.0                657.5                 795.1
equity
Return on equity (%)                   32.7                 34.5                 34.9                  42.9
------------------------------------------------------------------------------------------------------------

Notes:

1. The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

2. Net income per share is based on the average number of shares of outstanding common stock during the fiscal year.

                      CONSOLIDATE FINANCIAL STATEMENTS (1)

CONSOLIDATED BALANCE SHEETS


                                             As of March 31,               (Millions of yen)
                                       --------------------------            Year-on-year
                                         2004             2003                  change
                                       ---------        ---------          -----------------
ASSETS
Current Assets:
   Cash and time deposits                204,001          200,330               3,671
   Trade receivables                     422,244          417,942               4,302
   Marketable securities                  45,124              107              45,017
   Inventories                           145,369          146,051                -682
   Other current assets                   55,079           58,083              -3,004
       Total current assets              871,817          822,513              49,304

Fixed Assets:
   Tangible fixed assets                 238,712          248,752             -10,040
   Finance receivable                    514,047          476,293              37,754
   Other investment                      228,217          337,364            -109,147
       Total fixed assets                980,976        1,062,409             -81,433
                                       ---------        ---------            --------
                    TOTAL ASSETS       1,852,793        1,884,922             -32,129
                                       =========        =========            ========

Notes:

- The breakdown of cash and time deposits:

                                                                       (Millions of yen)
                                           CURRENT FISCAL YEAR      Previous fiscal year
                                           -------------------      --------------------
   Cash and cash equivalents                          203,039                   189,243
   Time deposits                                          962                    11,087

- Exchange rate at the end of the fiscal periods:

                                           CURRENT FISCAL YEAR      Previous fiscal year
                                           -------------------      --------------------
   US$1=                                           Yen 105.69                Yen 120.20
   EURO 1=                                         Yen 128.88                Yen 129.83

CONSOLIDATED BALANCE SHEETS

                                                                As of March 31,          (Millions of yen)
                                                           -------------------------       Year-on-year
                                                             2004            2003             change
                                                           ---------       ---------     -----------------
LIABILITIES
Current Liabilities:
   Trade payables                                            297,672         280,798            16,874
   Short-term borrowings                                     151,162         138,713            12,449
   Other current liabilities                                 158,594         169,072           -10,478
       Total current liabilities                             607,428         588,583            18,845

Long-term Liabilities:
   Long-term indebtedness                                    281,570         345,902           -64,332
   Retirement benefit obligation                              83,492         209,011          -125,519
   Other liabilities                                          36,295          30,653             5,642
       Total fixed liabilities                               401,357         585,566          -184,209
                                                           ---------       ---------          --------
                  TOTAL LIABILITIES                        1,008,785       1,174,149          -165,364
                                                           ---------       ---------          --------

MINORITY INTERESTS                                            48,877          53,259            -4,382

SHAREHOLDERS' EQUITY
   Common stock                                              135,364         135,364                 -
   Additional paid-in capital                                186,599         186,521                78
   Retained earnings                                         515,372         434,748            80,624
   Accumulated other comprehensive income (loss)             -30,272         -94,733            64,461
   Treasury stock                                            -11,932          -4,386            -7,546
   Total shareholders' equity                                795,131         657,514           137,617
                                                           ---------       ---------          --------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY              1,852,793       1,884,922           -32,129
                                                           =========       =========          ========

Note:

- Other comprehensive income

                                                                                         (Millions of yen)
                                                           CURRENT FISCAL    Previous      Year-on-year
                                                               YEAR         fiscal year       change
                                                           --------------   -----------  -----------------
   Net unrealized holding gains
    on available-for-sale securities                           4,026           8,582            -4,556
   Pension liability adjustments                             -14,863         -89,119            74,256
   Net unrealized gains (losses) on derivative
   instruments                                                   -24            -178               154
   Cumulative translation adjustments                        -19,411         -14,018            -5,393

                                      -23-

                      CONSOLIDATED FINANCIAL STATEMENTS (2)

CONSOLIDATED STATEMENTS OF INCOME


                                                            For the year ended March           (Millions of yen)
                                                           --------------------------            Year-on-year
                                                             2004             2003                 change (%)
                                                           ---------       ----------          -----------------
Net sales                                                  1,780,245       1,738,358                      2.4
Cost of sales                                              1,014,619         993,009                      2.2
Gross profit                                                 765,626         745,349                      2.7
Selling, general and administrative expenses                 615,620         611,695                      0.6
Operating income                                             150,006         133,654                     12.2
Interest and dividend income                                   1,925           3,772                    -49.0
Interest expenses                                              5,290           6,853                    -22.8
Other, net                                                     3,578           7,103                    -49.6
Income before income taxes, minority
interests, equity in earnings of affiliates and
cumulative effect of accounting change                       143,063         123,470                     15.9
Provision for income taxes                                    56,641          51,984                      9.0
Minority interests                                             4,094           1,376                    197.5
Equity in earnings of affiliates                               2,065           2,403                    -14.1
Income before cumulative effect of
accounting changes                                            84,393          72,513                     16.4
Cumulative effect of accounting change, net
of tax                                                         7,373               -                      -
                                                           ---------       ---------           --------------
Net income                                                    91,766          72,513                     26.6
                                                           =========       =========           ==============
FOR REFERENCE:                                                                               (Billions of yen)
Research and development expenditures                           92.5            83.5                     10.8%
(Percentage of net sales amount)                                 5.2%            4.8%                       -

EFFECT OF EXCHANGE RATE FLUCTUATION ON THE SALES AMOUNT:

The sales in the year under review continued at a brisk pace driven by sales of color copiers and printing systems in both the domestic and overseas markets, outperforming the results recorded in the previous fiscal year. Foreign exchange adjustments reduced the sales amount in the U.S. with the appreciation of the yen against the U.S. dollar but the sales value expanded dramatically in Europe due in part to the depreciation of the yen against the Euro. Even after the adjustment for the effect of foreign exchange fluctuations, the overseas sales amount increased by 1.5%.

(DOMESTIC AND OVERSEAS SALES)                                                      (Billions of yen; %)
--------------------------------------------------------------------------------------------------------
                Current fiscal year  Previous fiscal year  Year-on-year change        Growth rate *
--------------------------------------------------------------------------------------------------------
Domestic                      914.0                 896.0                 2.0%                 2.0%
Overseas                      866.1                 842.3                 2.8%                 1.5%
--------------------------------------------------------------------------------------------------------
    Total                   1,780.2               1,738.3                 2.4%                 1.8%
--------------------------------------------------------------------------------------------------------

Note: * After foreign exchange adjustments. The growth rate is based on the assumption that the current foreign exchange rate is equivalent to the previous year's rate.

Foreign exchange rates (average rates during the period under review):
-----------------------------------------------------------------
            Current fiscal year        Previous fiscal year
-----------------------------------------------------------------
US$1                 Yen 113.09                  Yen 121.96
EURO 1               Yen 132.65                  Yen 121.00
-----------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOW


                                                                                       (Millions of yen)
                                                                          For the year ended March 31,
                                                                       ----------------------------------
                                                                          2004                   2003
                                                                       -----------            -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                               91,766                 72,513
   Adjustments to reconcile net income to net cash
   provided by operating activities:
      Depreciation and amortization                                         76,968                 76,551
      Decrease (increase) in trade receivable                              -11,367                 22,176
      Decrease (increase) in inventories                                    -4,317                 14,983
      Increase in trade payables                                            21,316                  5,632
      Other, net                                                           -19,455                 -6,113
       Net cash provided by operating activities                           154,911                185,742

CASH FLOWS FROM INVESTING ACTIVITIES:
   Sales (purchases) of tangible fixed assets, net                         -75,242                -71,739
   Sales (purchases) of available-for-sale securities, net                   9,946                -27,706
   Other, net                                                                1,913                  1,246
       Net cash used in investing activities                               -63,383                -98,199

CASH FLOWS FROM FINANCING ACTIVITIES:
   Decrease of borrowings, indebtedness and debt
   securities, net                                                         -51,798                -39,055
   Cash dividends paid                                                     -11,136                -10,176
   Purchase of treasury stocks                                             -11,411                -17,281
   Other, net                                                                 -490                   -631
       Net cash used in financing activities                               -74,835                -67,143

Effect of exchange rate changes on cash and cash                            -2,897                 -1,329
equivalents
Net increase in cash and cash equivalents                                   13,796                 19,071
Cash and cash equivalents at beginning of year                             189,243                170,172
                                                                       -----------            -----------
Cash and cash equivalents at end of period                                 203,039                189,243
                                                                       ===========            ===========

STATUS OF RICOH GROUP COMPANIES

The Ricoh Group consists of the Company itself, its 360 subsidiaries (321 consolidated subsidiaries and 39 subsidiaries accounted for under the equity method) and 21 affiliates (all accounted for under the equity method).

                 REFERENCE MATERIAL FOR EXERCISING VOTING RIGHTS

1. NUMBER OF VOTING RIGHTS OF ALL SHAREHOLDERS:  732,169

2. AGENDA AND INFORMATION:

AGENDA 1: APPROVAL OF THE PROPOSED APPROPRIATION OF RETAINED EARNINGS FOR THE FISCAL YEAR (April 1, 2003, to March 31, 2004)

The proposal for appropriation of retained earnings is described in the attached 104th Business Report (See page 17).

   Year-end cash dividends to shareholders for the current term will be paid at the rate of Yen 10.00 per share, in consideration of our business results for the current term, the strengthening of our corporate structure and the expansion of business in the future. Including interim cash dividends for the current term, shareholders will earn a total of Yen 18.00 per share in cash dividends.

AGENDA 2: PARTIAL AMENDMENT TO THE ARTICLES OF INCORPORATION

(1) Reasons for change:

    On September 25, 2003, the "Law Regarding Partial Revision of the Commercial Code and the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki Kaisha" (Law No.132, 2003) came into effect, enabling the purchase of treasury stocks if so resolved by the Board of Directors based on the provisions of Articles of Incorporation. Accordingly, the Company proposes to newly stipulate the provisions for the purchase of treasury stocks as Article 6 of the Articles of Incorporation.

       Accordingly, current Article 6 and subsequent articles are to be renumbered as Article 7 and up.

(2) Details of proposed amendment:

    The details of proposed amendment are as stated below.


                                                          (Underlined portions indicate the changes)
   -----------------------------------------------------------------------------------------------------
       Current Articles of Incorporation                Proposed provisions after amendment
   -----------------------------------------------------------------------------------------------------
               Chapter 2 Shares                                   Chapter 2 Shares

                                                 (Purchase of Treasury Stocks)
                                                 -----------------------------
    (Newly established)                          Article 6 The Company may purchase the shares of its
                                                 ----------------------------------------------------
                                                 own stocks by a resolution of the Board of Directors
                                                 ----------------------------------------------------
                                                 pursuant to Paragraph 1, Item 2 of Article 211-3 of
                                                 ----------------------------------------------------
                                                 the Commercial Code.
                                                 --------------------

    Article 6 through 33                         Article 7 through 34
            -         --                                 -         --
    Provisions omitted.                          (Unchanged)

   -----------------------------------------------------------------------------------------------------

AGENDA 3: ELECTION OF FOURTEEN (14) DIRECTORS

As the tenure of office of fourteen (14) directors will expire at the end of this General Meeting of Shareholders, the Company proposes the appointment of fourteen (14) directors at this meeting.


  The candidates for directors are as follows.
--------------------------------------------------------------------------------------------------------------------------------
  No.           Name                                     Brief personal profile                                Number of the
          (Date of birth)        (the other company's name and position thereof when the candidate is a          Company's
                                       representative director of other company; with an asterisk)              shares held
--------------------------------------------------------------------------------------------------------------------------------

                                 Apr. 1966   Joined the Company
                                 May  1984   President, Ricoh UK Products Ltd.
                                 Apr. 1990   General Manager, Materials Procurement Division
  1     Masamitsu Sakurai        Jun. 1992   Director of the Company
        (January 8, 1942)        Apr. 1993   President, Ricoh Europe B. V.                                         7,000
                                 Jun. 1994   Managing Director of the Company
                                 Mar. 1995   General Manager, Research & Development Group
                                 Apr. 1996   President, Chief Executive Officer and Chief
                                             Operating Officer of the Company (to date)

--------------------------------------------------------------------------------------------------------------------------------

                                 Apr. 1960   Joined the Company
                                 Jun. 1983   Director of the Company
                                 Jun. 1990   Managing Director of the Company
                                 Jun. 1994   Executive Managing Director of the Company
                                 Sep. 1995   General Manager, Finance & Accounting Division
  2       Tatsuo Hirakawa        Jan. 1996   In charge of Corporate Planning                                      16,379
        (November 17, 1937)      Apr. 1997   In charge of Personnel and General Affairs
                                 Apr. 1999   In charge of Semiconductor Business
                                 Jun. 2000   Executive Vice President of the Company (to date)
                                 Oct. 2001   Deputy President of the Company (to date)
                                 Jun. 2003   In charge of Finance & Accounting and Personnel (to date)

--------------------------------------------------------------------------------------------------------------------------------

                                 Apr. 1966   Joined the Company
                                 Apr. 1987   President, Ricoh Electronics, Inc.
                                 Jun. 1992   Director of the Company
                                 Apr. 1993   General Manager, Information System Division
                                 Jun. 1997   Managing Director of the Company
                                 Apr. 1998   General Manager, Production Business Group
  3         Koichi Endo          Apr. 1999   In charge of DMS Business                                            12,747
        (February 16, 1944)      Jun. 2000   Executive Managing Director of the Company
                                             (to date)
                                             Executive Vice President of the Company (to date)
                                 Apr. 2004   In charge of Management Planning, IR & Corporate
                                             Communication, SCM Structure Reformation,
                                             Information Technology & Solution and Legal
                                             Affairs & Intellectual Properties (to date)

--------------------------------------------------------------------------------------------------------------------------------

                                 Apr. 1970   Joined the Company
                                 Jul. 1993   Manager, Tokyo Branch, Imaging Equipment
                                             Marketing Division, Marketing Group
              Masayuki           Jun. 1994   Director of the Company
  4          Matsumoto           Jan. 1996   Deputy General Manager, Marketing Division
        (December 10, 1944)      Oct. 1998   Managing Director of the Company                                      4,000
                                             General Manager, Marketing Group
                                 Jun. 2000   Executive Vice President of the Company (to date)
                                 Jun. 2002   Executive Managing Director of the Company (to date)
                                 Apr. 2004   In charge of Domestic Sales and CSR (to date)

--------------------------------------------------------------------------------------------------------------------------------

                                      -27-


-----------------------------------------------------------------------------------------------------------------------------
                                                    Brief personal profile                                   Number of the
No.        Name                (the other company's name and position thereof when the candidate is a          Company's
      (Date of birth)               representative director of other company; with an asterisk)               shares held
-----------------------------------------------------------------------------------------------------------------------------
                               Apr. 1967    Joined the Company
                               Oct. 1990    President, Ricoh Electronics, Inc.
                               Feb. 1996    Vice Chairman, Ricoh Corporation
                                            Chairman, Ricoh Electronics, Inc.
                               Apr. 2000    President, Ricoh Corporation
                               Apr. 2001    Executive Vice President of the Company (to date)
5      Katsumi Yoshida         Jun. 2002    Managing Director of the Company (to date)                           5,100
      (August 20, 1994)        Jan. 2003    * Chairman, Ricoh Corporation (to date)
                               Oct. 2003    General Manager, International Marketing Group of
                                            the Company
                                            * Chairman, Ricoh China Co., Ltd. (to date)
                                            In charge of Overseas Marketing of the Company
                                            and Sales in the U.S. (to date)
                               Apr. 2004    General Manager, Overseas Business Group (to date)

-----------------------------------------------------------------------------------------------------------------------------
                               Nov. 1972    Joined the Company
                               Oct. 1990    General Manager, RP 2/nd/
                                            Division, Imaging Business Group
                               Jun. 1994    Director of the Company
                               Mar. 1995    Deputy General Manager, Imaging System
                                            Business Group
                               Apr. 1998    Director in charge of Imaging System Business
                                            and General Manager, Imaging System Business Group
6     Makoto Hashimoto         Jun. 1998    Managing Director of the Company (to date)                          10,000
      (August 26, 1945)        Jun. 2000    Executive Vice President of the Company (to date)
                               Oct. 2000    President, Personal Multimedia Products
                               Jun. 2003    Company
                                            In charge of CS & Quality Control,
                                            Production, and Materials Purchasing (to date)
                                            General Manager, Management Quality Control
                                            Division (to date)

-----------------------------------------------------------------------------------------------------------------------------

                               Apr. 1970    Joined the Company
                               Jun. 1994    General Manager, IPS Business Division, Imaging
                                            System Business Group
                               Jan. 1996    Head of Management Planning Office
                               Jun. 1996    Director of the Company
7       Kiyoshi Sakai          Apr. 1999    General Manager, Research & Development Group (to date)              4,000
      (December 25, 1945)      Jun. 2000    Senior Vice President of the Company
                                            In charge of Research & Development (to date)
                               Jun. 2002    Managing Director of the Development (to date)
                                            Executive Vice President of the Company (to date)

-----------------------------------------------------------------------------------------------------------------------------

                               Apr. 1972    Joined the Company
                               Apr. 1990    President, Ricoh UK Products Ltd.
                               Jan. 1995    President, Ricoh Europe B.V.
8       Takashi Nakamura       Jun. 1998    Director of the Company                                              5,693
      (September 2, 1946)      Jan. 1999    Head of Management Planning Office
                               Jun. 2000    Senior Vice President of the Company
                               Apr. 2002    Group Executive Officer of the Company (to date)
                               Jun. 2002    * President Ricoh Elemex Corporation (to date)

-----------------------------------------------------------------------------------------------------------------------------

                                      -28-



-----------------------------------------------------------------------------------------------------------------------------
                                                    Brief personal profile                                   Number of the
No.        Name                (the other company's name and position thereof when the candidate is a          Company's
      (Date of birth)               representative director of other company; with an asterisk)               shares held
-----------------------------------------------------------------------------------------------------------------------------
                               Apr. 1973    Joined the Company
                               Apr. 1998    General Manager, Printer & System Business
                                            Division, Imaging System Business Group
                               Jul. 1999    Deputy General Manager, Imaging System
                                            Business Group
9       Shiro Kondoh           Jun. 2000    Senior Vice President of the Company                                 4,000
      (October 7, 1949)        Oct. 2000    General Manager, Imaging System Business Group (to date)
                               Jun. 2002    Executive Vice President of the Company (to date)
                               Jun. 2003    Managing Director of the Company (to date)
                               Apr. 2004    In charge of Imaging System Business,
                                            Planning, Development and Engineering of
                                            Imaging System, and GJ Business (to date)

-----------------------------------------------------------------------------------------------------------------------------

                               Apr. 1972    Joined the Company
                               Apr. 1998    President, Ricoh Europe B.V.
                               Jun. 2000    Group Executive Officer of the Company
                               Apr. 2002    * Chairman, Ricoh Europe B.V. (to date)
10      Kazuo Togashi                       * Chairman, NRG Group PLC (to date)                                  3,000
      (November 28, 1949)      Jun. 2002    Executive Vice President of the Company (to date)
                               Jun. 2003    Managing Director of the Company (to date)
                                            In charge of Sales in Europe (to date)

-----------------------------------------------------------------------------------------------------------------------------

                               Apr. 1971    Joined the Company
                               Apr. 1998    Deputy General Manager, System Solution
                                            Division, Marketing Group
                               Jun. 2000    Senior Vice President of the Company
                               Oct. 2000    Group Executive Officer of the Company
                                            President, Ricoh Technosystems Co., Ltd.
                               Jun. 2003    Managing Director of the Company (to date)
11      Kazunori Azuma                      Executive Vice President of the Company (to date)                    4,000
      (February 11, 1949)      Oct. 2003    In charge of Domestic Sales Planning (to date)
                                            * Chairman, Ricoh Technosystems Co., Ltd. (to date)
                                            Deputy General Manager, Marketing Group of the
                                            Company
                               Nov. 2003    General Manager, Marketing Group (to date)

-----------------------------------------------------------------------------------------------------------------------------

                               Apr. 1971    Joined the Company
                               Apr. 1993    General Manager, Finance Department, Finance
                                            and Accounting Division
                               Jan. 1997    Deputy General Manager, Finance
12       Yuji Inoue                         and Accounting Division                                             10,000
       (April 4, 1948)         Apr. 1998    General Manager, Finance and Accounting
                               Oct. 1998    Division General Manager, Marketing Division of Ricoh
                                            Leasing Co., Ltd. (to date)
                               Apr. 2000    * President, Ricoh Leasing Co., Ltd. (to date)
                               Jun. 2000    Group Executive Officer of the Company (to date)

-----------------------------------------------------------------------------------------------------------------------------

                                      -29-

-----------------------------------------------------------------------------------------------------------------------------
                                                    Brief personal profile                                   Number of the
No.        Name                (the other company's name and position thereof when the candidate is a          Company's
      (Date of birth)               representative director of other company; with an asterisk)               shares held
-----------------------------------------------------------------------------------------------------------------------------
                               Apr.  1976   Joined the Company
                               Jan.  1993   President, Ricoh France S.A.
                               Jan.  1998   General Manager, Accounting
13      Zenji Miura                         Department, Finance & Accounting Division of the Company             2,000
      (January 5, 1950)        Apr.  1998   Deputy General Manager, Finance & Accounting Division
                               Oct.  2000   Senior Vice President of the Company
                                            General Manager, Accounting Division (to date)
                               Jun.  2003   Executive Vice President of the Company (to date)

-----------------------------------------------------------------------------------------------------------------------------

                               April 1955   Joined NHK
14       Nobuo Mii             Jan.  1969   Joined IBM Japan Ltd.
       (July 4, 1931)          Jan.  1969   Joined IBM Corporation
                               Oct.  1973   General Manager, Fujisawa
                                            Research Laboratory, IBM Japan Ltd.                                    0
                               March 1977   Director of IBM Japan Ltd.
                               April 1990   Vice President of IBM Japan Ltd.
                               June  1990   Vice President of IBM Corporation
                               Oct.  1997   * Managing Partner of Ignite Group (to date)
                               June  2000   Director of the Company (to date)

-----------------------------------------------------------------------------------------------------------------------------

Notes:

1.   There is no conflict of interests between the candidate and the Company.

2. Mr. Nobuo Mii meets the requirements regarding the outside directors prescribed in Article 188, Paragraph 2-7-2 of the Commercial Code.

AGENDA 4: ELECTION OF THREE (3) CORPORATE AUDITORS

As the tenure of office of corporate auditors Hisaaki Koga and Takehiko Wada will expire at the end of this General Meeting of Shareholders, the Company proposes the appointment of three (3) corporate auditors at this meeting.

   The board of corporate auditors has given its consent to these nominations.

   The candidates for corporate auditors are as follows.


---------------------------------------------------------------------------------------------------------------------
                                                Brief personal profile                                 Number of the
  No.            Name           (the other company's name and position thereof when the  candidate       Company's
           (Date of birth)       is a representative director of other company; with an asterisk)       shares held
---------------------------------------------------------------------------------------------------------------------
                                 April 1967     Joined the Company
                                 Oct. 1991      Deputy General Manager, Personnel Division
   1        Hisaaki Koga         April 1995     General Manager, Sendai Office, Marketing Group
           (April 5, 1943)       April 1998     Head of General Manager's Office, Marketing               5,253
                                                Group
                                 June 1998      Standing Corporate Auditor of the Company
                                                (to date)

---------------------------------------------------------------------------------------------------------------------

                                 April 1971     Joined the Company
                                 July 1988      President, Ricoh Finance Ltd.
                                 May 1991       Head of Administration Office, System
                                                Development Division
   2       Koji Tomizawa         June 1993      General Manager, Marketing Administration
           (May 25, 1946)                       Department, International Division                        1,000
                                 June 1997      Managing Director of Ricoh Logistics Co., Ltd.
                                 July 2001      Director of Tokyo Ricoh Co., Ltd. (to date)
                                 June 2004      Scheduled to retire from director of Tokyo Ricoh
                                                Co., Ltd.

---------------------------------------------------------------------------------------------------------------------

                                 April 1958     Joined Sanai-oil Co., Ltd.
                                 June 1985      Director of Sanai-oil Co., Ltd.
   3         Takehiko Wada       June 1990      Managing Director of Sanai-oil Co., Ltd.                      0
           (October 24, 1935)    July 1994      Executive Managing Director of Sanai-oil Co., Ltd.
                                 June 1999      * President of Sanai-oil Co., Ltd. (to date)
                                 June 2001      Corporate Auditor of the Company (to date)

---------------------------------------------------------------------------------------------------------------------

Notes:

1.   There is no conflict of interests between the candidates and the Company.

2. Mr. Takehiko Wada meets the requirements regarding the outside corporate auditors prescribed in Article 18, Paragraph 1 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki Kaisha.

AGENDA 5: GRANTING OF RETIREMENT ALLOWANCES TO RETIRING DIRECTORS

The Company proposes to pay retirement allowances in appropriate amounts with the set limits, according to the standards prescribed by the Company and the past practice, to Mr. Masami Takeiri, who resigned as a director as of September 30, 2003, Mr. Naoto Shibata, who resigned as a director as of March 31, 2004, and Messrs. Hiroshi Hamada, Haruo Kamimoto and Josei Itoh, who will retire as directors at the end of this meeting, in order to reward their services. The Company requests that the details such as the amount, timing and manner of payment shall be left to the decisions of the Board of Directors.

   Brief personal profile of the retiring directors are as follows.

-------------------------------------------------------------------------------------------------------------------------
       Name                                          Brief personal profile
-------------------------------------------------------------------------------------------------------------------------
                         June 1994      Director of the Company
                         June 1998      Managing Director of the Company
 Masami Takeiri          June 2002      Executive Managing Director of the Company
                         Sep. 2003      Resigned as Executive Managing Director of the Company

-------------------------------------------------------------------------------------------------------------------------

                         June 1992      Director oft he Company
                         June 1996      Managing Director of the Company
  Naoto Shibata          June 2000      Executive Managing Director of the Company
                         March 2004     Resigned as Executive Managing Director of the Company

-------------------------------------------------------------------------------------------------------------------------

                         May 1975       Director of the Company
                         June 1980      Managing Director of the Company
 Hiroshi Hamada          April 1981     Executive Managing Director and Representative Director of the Company
                         April 1983     President and Representative Director of the Company
                         April 1996     Chairman and Representative Director of the Company (to date)

-------------------------------------------------------------------------------------------------------------------------

                         June 1980      Director of the Company
 Haruo Kamimoto          June 1990      Managing Director of the Company
                         June 1994      Executive Managing Director of the Company
                         October 2001   Deputy President and Representative Director of the Company (to date)

-------------------------------------------------------------------------------------------------------------------------

   Josei Itoh            June 2000      Director of the Company (to date)

-------------------------------------------------------------------------------------------------------------------------

                                      -32-